UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

For the transition period from                     to

Commission File No: 001-14953

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180

REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.

2.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002.

3.	Schedule of Assets Held for Investment Purposes at Year End.

4.	Schedule of Reportable Transactions.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

By:	/s/ ALAN D. TRACY	May 7, 2004
Alan D. Tracy Authorized member of the Administrative Committee

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	5
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	6
Notes to Financial Statements	7-14
Supplemental Schedules as of and for the Year Ended December 31, 2003:
Form 5500, Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at Year End	15
Form 5500, Schedule H, Line 4j — Schedule of Reportable Transactions (series of transactions exceeding 5% of plan assets)	16
Independent Registered Public Accounting Firm’s Consent	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
UICI Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UICI Employee Stock Ownership and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at year end and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Whitley Penn

Fort Worth, Texas
May 7, 2004

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2003	2002
ASSETS:
Investments, at fair value:
UICI Common Stock	$43,517,219	$47,088,152
The Munder Cash Investment Fund Class K	7,042,123	5,186,461
Fidelity Advisor Intermediate Bond Fund, Institutional Class	1,613,659	1,245,210
Dreyfus 100% Treasury Intermediate Term Fund	1,225,817	922,895
Janus Balanced Fund	3,723,088	3,034,419
Federated Max-Cap Index Fund, Institutional Shares	2,073,658	1,369,026
Fidelity Advisor Equity Growth Fund, Institutional Class	2,665,401	1,592,945
Franklin Small-Mid Cap Growth I Fund	2,289,033	1,257,476
Templeton Foreign A Fund	210,506	—
Participant loans	1,867,690	1,439,604
Investments at fair value, closed to new participant contributions:
AMLI Residential Properties Trust	574,914	471,930

Total investments	66,803,108	63,608,118
Cash	144,334	72
Accrued investment income	9,481	12,357
Participant contributions receivable	334,686	336,963
Employer contributions receivable	367,210	357,732

Total assets	67,658,819	64,315,242
LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$67,658,819	$64,315,242

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

	2003	2002
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$378,861	$282,852
Net appreciation (depreciation) in fair value of investments	(4,451,324)	5,149,777

Total investment income	(4,072,463)	5,432,629

Contributions:
Employer	5,620,247	4,474,202
Participant	5,631,779	4,478,327
Rollovers and plan to plan transfers	1,613,084	2,547,289

Total contributions	12,865,110	11,499,818

Total additions	8,792,647	16,932,447
DEDUCTIONS FROM NET ASSETS:
Payments to participants	5,449,070	7,198,461
Interest expense	—	99,995

Total deductions	5,449,070	7,298,456

NET INCREASE	3,343,577	9,633,991
NET ASSETS AVAILABLE FOR BENEFITS At beginning of year	64,315,242	54,681,251

At end of year	$67,658,819	$64,315,242

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

A.	DESCRIPTION OF PLAN

The following description of the UICI Employee Stock Ownership and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and other plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by and available to employees of UICI and its participating affiliated companies (the “Company”). The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited for their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified deferred arrangement, as described in Section 401(k) of the Code. The Plan also has features of an employee stock ownership plan (“ESOP”), whereby employer contributions are invested in UICI common stock (the “Company’s stock”). The Plan and the Trust created thereunder became effective January 1, 1987, and are subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by Administrative and Investment Committees appointed by the Company’s Board of Directors (the “Board”). Comerica Bank — Texas serves as the Plan’s directed trustee and recordkeeper.

Eligibility

Employees of the Company who are at least 18 years of age participate in the Plan upon completing one calendar quarter of service.

Contributions

Participants may reduce their compensation by any whole percentage and contribute the reduction to the Plan (“salary deferrals”). Salary deferrals cannot exceed the limit provided in the Code of $12,000 for 2003 and $11,000 for 2002. Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional “catch-up” contributions of $2,000 for 2003 and $1,000 for 2002. Catch-up contributions effectively increase the salary deferral limit for qualified participants from $12,000 to $14,000 for 2003 and from $11,000 to $12,000 for 2002.

Salary deferral percentages may be changed quarterly. Participant contributions may also include rollovers and transfers from other qualified plans maintained by the participants’ former employers.

The Company is required to contribute an amount equal to 1% of participants’ annual compensation (“supplemental contributions”) and may contribute a larger percentage at its discretion. The Company set the level of supplemental contributions at 3% of annual compensation for 2003 and 2002. Matching contributions may also be made by the Company at the discretion of the Board. For 2003 and 2002, the Company matched one-half of a participant’s salary deferral of 6% or less.

Monthly matching and supplemental contributions received by the Trust are invested in Company Stock or used to repay an outstanding ESOP Loan. If the Trust utilizes an ESOP Loan to leverage the purchase of Company Stock, the acquired shares are deposited in an Unallocated Company Stock Account and held as collateral for the ESOP Loan. As loan repayments are made from matching and supplemental contributions received, shares of the Company’s stock are released from the Unallocated Company Stock Account, deposited in the UICI Common Stock Fund, and allocated to

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

participants’ accounts. The number of shares released is determined under federal laws governing the administration of ESOPs.

All contributions to the Plan may not be in excess of limits provided in the Code.

Participant Directed Accounts

Participants have the right to direct the investment of their salary deferral accounts and their rollover or plan transfer accounts. Participants may invest in one or more of the investment options selected by the Investment Committee. Participants may realign invested balances daily if desired.

On October 4, 2002, the investment committee decided to discontinue offering the common shares of AMLI Residential Properties Trust (AML) as an investment option for new participant contributions. However, participants may continue to hold existing AML investments.

Non-Participant Directed Accounts

Participant direction rights do not extend to matching and supplemental contribution accounts, which are invested by the Investment Committee in the Company’s stock or used to repay any outstanding ESOP loan.

Employee Stock Ownership Component of the Plan (ESOP)

The Plan consists of two components — a non-ESOP component (participant directed) and an ESOP component (non-participant directed). The non-ESOP component generally consists of participants’ salary deferral, rollover, and plan transfer accounts. The ESOP component generally consists of the matching and supplemental contribution accounts which are invested by the Investment Committee in the Company’s stock or used to repay any outstanding ESOP loan.

Investment Options

Investment options available to participants as of December 31, 2003 are as follows:

Single Securities —

•	UICI Common Stock — An employer security (NYSE: UCI).

Mutual Funds —

•	The Munder Cash Investment Fund Class K

•	Fidelity Advisor Intermediate Bond Fund, Institutional Class

•	Dreyfus 100% Treasury Intermediate Term Fund

•	Janus Balanced Fund

•	Federated Max-Cap Index Fund, Institutional Shares

•	Fidelity Advisor Equity Growth Fund, Institutional Class

•	Franklin Small-Mid Cap Growth I Fund

•	Templeton Foreign A Fund

Participant Loans

Plan Loans are available to active participants. Participants may have only one loan outstanding at any time and may borrow no less than $1,000. Investments in a participant’s salary deferral, rollover, and transfer accounts will be sold to fund the Plan Loan. The amount a participant may borrow is generally limited to the lesser of (a) 100% of their salary deferral, rollover, and transfer accounts, (b)

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

50% of the vested balance of all accounts, or (c) $50,000. Loans are to be repaid in level installments through payroll deduction over a period of not less than one year or greater than five years. Interest will be charged at a commercially reasonable rate and fixed at the time of the loan.

Earnings Allocation

Plan earnings and market appreciation (depreciation) are allocated to participants’ accounts daily based on individual account balances.

Vesting

Participants’ contributions to the Plan and investment earnings or losses thereon are fully vested at the time of contribution. The number of years of service required to vest in Company matching and supplemental contributions and investment earnings or losses thereon is as follows.

Number of completed years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Participants automatically become fully vested when they attain the age of 65 or in the event they die or become permanently and totally disabled while employed by the Company.

Payment of Benefits

Benefits are payable to participants (or their beneficiary) upon termination of employment, normal retirement at age 65, total disability, or death. Participants employed by the Company may also request benefits after attaining age 591/2 or upon financial hardship as defined by the Internal Revenue Service. Benefit distributions are to be paid in whole             shares of the Company’s stock plus cash for the participant’s other investment funds, including fractional shares of the Company’s stock. However, participants may elect to receive cash in lieu of shares of the Company’s stock.

As of December 31, 2003, distribution requests from 62 participants were in process and had not been paid. All 62 requested distributions were subsequently paid by January 20, 2004 totaling $1,472,450.

As of December 31, 2002, distribution requests from 13 participants were in process and had not been paid. All 13 requested distributions were subsequently paid by January 22, 2003 totaling $78,085.

Cash Out Rules

After satisfying certain advance notice requirements, Plans are allowed to distribute vested benefits to participants who terminate with vested balances of less than $5,000. If a terminated participant’s vested balance is over $5,000, the vested benefit generally cannot be paid by the Plan until requested by the Participant. An exception to this general rule allows the Plan to cash-out terminated participants with vested balances greater than $5,000 when the excess is attributable to balances in the Participant’s non-forfeitable rollover and transfer accounts.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

Reallocation of Non-Vested Balances

The non-vested portion of matching and supplemental contribution accounts of a withdrawing participant are forfeited when the participant receives a distribution of vested benefits or five years after the participants withdraws from the Plan, whichever is earlier. If a participant received a distribution of vested benefits before January 1, 2000 and is rehired by the Company within five years, the non-vested amounts, if any, are restored to an account for the returning participant. Rehired participants that received a distribution of vested benefits on or after January 1, 2000 will be required to repay the distribution before non-vested benefits are restored to their accounts.

The non-vested portions forfeited by participants during a plan year are reallocated to participants who are employed by the Company on the last day of the plan year or who died or retired during the plan year. The allocation is made based on participants’ annual compensation for the plan year. Annual compensation used in this allocation is limited to $40,000 for any one participant. Limiting compensation to $40,000 results in a more uniform forfeiture allocation among all participants. The value of 2003 and 2002 forfeitures at the end of each plan year were $938,000 and $1,627,000, respectively.

Diversification of ESOP Accounts

Participants who are at least 55 years of age and have participated in the Plan for at least ten years may diversify specified portions of the Company’s stock held in their ESOP accounts. Diversification may be accomplished 1) by realigning the specified portion of the ESOP accounts in any combination of the other investment funds available in the Plan or 2) by requesting a distribution of the specified portion from the ESOP accounts. The election is available to qualifying participants for a limited number of years and must be made within the first 90 days of the year.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Investments

Investments are stated at estimated fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are accrued in the period in which they are deducted in accordance with salary deferral arrangements and as they become obligations of the Company. Contributions exceeding allowable limits in the Code are accrued as liabilities due participants in the year the contributions were originally received.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

Payment of Benefits

Benefits are recorded when paid. Benefits paid to participants using marketable securities are accounted for at market value on the date of distribution.

Risks and Uncertainties

Invested funds are exposed to various risks, such as interest rate, market, and credit risks. The nature and level of risks differ between stocks, bonds, or other investment securities. Changes in risks in the near term may materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan Expenses

The Plan bears no costs of plan administration. Certain administrative functions are performed by employees of the Company, including members of the Administrative and Investment Committees, without compensation from the Plan. Fees charged by the Plan’s outside legal counsel and independent auditor plus the administration fees charged by the trustee and recordkeeper are borne by the Company.

C.	INVESTMENTS

Individual investments with market values greater than 5% of net assets available for benefits on December 31, 2003 and 2002 are as follows:

2003

UICI Common Stock	$43,517,219
Janus Balanced Fund	3,723,088
The Munder Cash Investment Fund Class K	7,042,123

Total	$54,282,430

2002

UICI Common Stock	$47,088,152
The Munder Cash Investment Fund Class K	5,186,461

Total	$52,274,613

At December 31, 2003 and 2002, the percentage of the Plan’s investments held in the Company’s stock was 65.1% and 74.0%, respectively. The 3,276,899 allocated shares of the Company’s stock held by the Plan on December 31, 2003 represents 7.1% of the 46,327,234 UICI common shares outstanding on that date.

During the years ended December 31, 2003 and 2002, the Plan’s investments appreciated (depreciated) in value as indicated in the following tables. The appreciated (depreciated) amounts include gains and losses on investments bought and sold as well as held during the year.

		2002
	2003	Allocated	Unallocated	Total
Mutual Funds	$2,025,219	$(1,708,473)	$—	$(1,708,473)
AMLI Residential Properties Trust	119,697	(74,979)	—	(74,979)
Pacific Gateway Exchange, Inc.	—	(10)	—	(10)
UICI Common Stock Fund	(6,596,240)	4,670,096	—	4,670,096
Unallocated Company Stock Fund	—	—	2,263,143	2,263,143

Total appreciation (depreciation)	$(4,451,324)	$2,886,634	$2,263,143	$5,149,777

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

D.	NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets available for benefits relating to non-participant directed investments on December 31, 2003 and 2002 are as follows:

	2003	2002

ASSETS:
Investments in UICI Common Stock, at fair value	$36,748,144	$39,893,572
Employer contributions receivable	367,210	357,732

NET ASSETS AVAILABLE FOR BENEFITS	$37,115,354	$40,251,304

The changes in net assets available for benefits during 2003 and 2002 relating to non-participant directed investments are as follows:

		2002
	2003	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(5,599,488)	$3,466,705	$2,263,143	$5,729,848
Other additions:
Employer contributions	5,620,247	1,077,852	3,396,350	4,474,202
Allocation of shares	—	11,399,780	—	11,399,780

Total additions	20,759	15,944,337	5,659,493	21,603,830

DEDUCTIONS FROM NET ASSETS:
Payments to participants	3,156,709	3,634,714	—	3,634,714
Allocation of shares	—	—	11,399,780	11,399,780
Interest expense	—	—	99,995	99,995

Total deductions	3,156,709	3,634,714	11,499,775	15,134,489

NET INCREASE (DECREASE)	(3,135,950)	12,309,623	(5,840,282)	6,469,341
NET ASSETS AVAILABLE FOR BENEFITS At beginning of year	40,251,304	27,941,681	5,840,282	33,781,963

At end of year	$37,115,354	$40,251,304	$—	$40,251,304

E.	NOTE PAYABLE

On August 11, 2000, the Plan purchased 1,610,000 newly issued shares of the Company’s stock at $5.25 a share for a total purchase price of $8,452,500 financed by a term loan (“ESOP loan”) issued to the Company. Interest accrued on the ESOP Loan at the annual rate of 6.23% and the loan was scheduled to be repaid in 36 monthly installments of $258,023 including interest. Monthly matching and supplemental contributions received by the Trust after August 11, 2000 were used to repay the ESOP loan. The 1,610,000 shares of the Company’s stock purchased in August 2000 transaction were deposited in the “Unallocated Company Stock Account” and subsequently released from this account and allocated

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

to participants’ accounts as the principal balance of the ESOP loan was reduced. Shares of the Company’s stock in the Unallocated Company Stock Account were held as collateral for the outstanding ESOP loan.
During 2002, principal payments of $3,553,138 repaid in full the outstanding balance of the loan as of December 31, 2001. Accordingly, participants were allocated during 2002, the remaining 676,788 shares of the Company’s stock in the Unallocated Company Stock Account worth $11,399,780 when released, an average value of $16.84 per share.

F.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

G.	TAX STATUS

The Plan last obtained a determination letter dated July 15, 2002 in which the Internal Revenue Service concluded that the Plan, as then designed, was a qualified plan under Section 401(a) and was an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan’s most recent determination letter was issued on the Plan and Trust as amended and restated effective January 1, 2001 (the “2001 Plan”) and considered the qualification requirements of enacted law prior to the Economic Growth and Tax Relief Reconciliation Act of 2001. The 2001 Plan has been amended since receiving the most recent determination letter. The Company and the Plan’s legal counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Code.

Contributions to the Plan and any income thereon are not subject to income taxes until distributed to participants by the Plan. The amount of income tax participants or their beneficiaries must pay upon distribution of benefits is prescribed by the Code and is dependent upon the method and form of distribution.

H.	PLAN AMENDMENTS AND INVESTMENT CHANGES

On December 17, 2003, the Plan amended the minimum distribution rules that apply to participants who have attained the age of 70 1/2. The amendment was adopted to comply with recently issued Treasury Regulations and was effective for the 2003 plan year.

Effective in January of 2004, the Investment Committee replaced two investments and added two new investments increasing to eleven the number of investment options available to participants. The Van Kampen Equity and Income A Fund replaced the Janus Balanced Fund while the Fidelity Advisor Mid-Cap T Fund replaced the Franklin Small-Mid Cap Growth Fund. Existing investments in the Janus and Franklin funds were transferred to their respective replacement funds. The new investment options added are the William Blair Small Cap Growth N Fund and the Van Kampen Comstock A Fund.

I.	ASSET TRANSFERS

Effective February 28, 2002, the Company acquired all of the outstanding stock of two corporations the Company collectively identifies as its “Star HRG” unit. The Star HRG unit specializes in the marketing and administration of limited benefit plans for entry level, high turnover, hourly employees. Star HRG

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

maintained a retirement plan for its employees. On March 4, 2003, participant accounts with an aggregate value of $1,312,214 in the Star HRG plan were received by and merged into the Plan.
Effective June 15, 2002, the Company and HealthAxis, Inc. (“HA”) terminated a contract whereby HA provided information systems and software development services to the Company. Substantially all of the HA technical personnel that provided the services to the Company transferred to the Company on June 17, 2002 pursuant to the agreement. HA maintained a retirement plan for its employees. By August 31, 2002, accounts of the former HA employees with an aggregate value of $1,461,592 were transferred to the Plan from the HA plan.

J.	SILVER CASE CLAIM

In March of 2003, the Trustee filed a class-action claim in the Silver Case (described herein). The Trust is a member of the affected Class and filed the claim on behalf of Plan participants to recover the Trust’s share of the Settlement Fund.

On or after December 16, 1999, several security class actions were filed against the Company and its executive officers. These separate class actions were subsequently consolidated into one class action entitled Silver v. UICI, et al (the “Silver Case”). The Company proposed a settlement of the Silver Case that created a fund of $16 million (the “Settlement Fund”) for the benefit of stockholders who purchased shares of the Company on February 10, 1999 through December 9, 1999 (the “Class” and “Class Period”). The Settlement Fund has been and continues to accrue interest for the benefit of the Class. Final settlement of the Silver Case and distribution of the Settlement Fund was conditioned upon the occurrence of certain events that have subsequently occurred. Administrative costs and plaintiff attorneys’ fees will be paid from the Settlement Fund with the balance distributed to the Class according to a plan of allocation that is based on claims filed by members of the Class.

The Trust’s claim has been accepted and the Trust anticipates receipt of its share of the Settlement Fund during 2004. The Trust’s share of Settlement Fund is uncertain. However, based on (i) the claim filed by the Trustee and (ii) the plaintiffs anticipated per-share distribution of $1.72, the Trust may receive approximately $488,000. Any settlement received by the Trust will be allocated to current and former participants who participated in the Plan during the Class Period using a plan of allocation that mirrors to the extent possible, the plan of allocation used in the Silver Case.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
— SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

DECEMBER 31, 2003

FEIN: 75-2044750

PLAN NUMBER: 001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Non-Participant-directed
*	UICI Common Stock	2,767,180commonshares	$26,518,808	$36,748,144
	Participant-directed
*	UICI Common Stock	509,719commonshares	-	6,769,075
*	AMLI Residential Properties Trust	21,452trustshares	-	574,914
	The Munder Cash Investment Fund Class K	7,042,123mutualfundshares	-	7,042,123
	Fidelity Advisor Intermediate Bond Fund, Institutional Class	142,802mutualfundshares	-	1,613,659
	Dreyfus 100% Treasury Intermediate Term Fund	94,004mutualfundshares	-	1,225,817
	Janus Balanced Fund	186,715mutualfundshares	-	3,723,088
	Federated Max-Cap Index Fund, Institutional Shares	92,122mutualfundshares	-	2,073,658
	Fidelity Advisor Equity Growth Fund, Institutional Class	57,283mutualfundshares	-	2,665,401
	Franklin Small-Mid Cap Growth I Fund	75,746mutualfundshares	-	2,289,033
	Templeton Foreign A Fund	19,784mutualfundshares		210,506
*	Participant loans at prime plus 1 percent		-	1,867,690

	Total investments			$66,803,108

Column (d) is not applicable for participant-directed individual accounts.

* Indicates a party-in-interest.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j
— SCHEDULE OF REPORTABLE TRANSACTIONS

(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)

DECEMBER 31, 2003

FEIN: 75-2044750

PLAN NUMBER: 001

					(h) Current
					value on
		(c) Purchase	(d) Selling		transaction
(a) Identity of party	(b) Description of investment	price	price	(g) Cost	date	(i) Net gain
General public	UICI common stock	$7,667,148	-	$7,667,148	$7,667,148	—
General public	UICI common stock	-	$4,135,541	$2,903,468	$4,135,541	$1,232,073

Columns (e) and (f) are not applicable.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

     We consent to the incorporation by reference in Registration Statement Nos. 33-11323 and 333-19891 of UICI on Form S-8 of our report dated May 7, 2004, appearing in this Annual Report on Form 11-K of the UICI Employee Stock Ownership and Savings Plan for the years ended December 31, 2003 and 2002.

/s/ Whitley Penn

May 7, 2004